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                                                                    Exhibit 12.1


                                                                     Ratio of Earnings to Fixed Charges
                                          ----------------------------------------------------------------------------------------
                                          Three Months Ended
                                               March 31,                             Fiscal Year Ended December 31,
                                          ---------------------    ---------------------------------------------------------------
                                            2003         2004         1999         2000           2001         2002          2003
                                          --------    ---------     -------     ----------     ---------     ---------     --------
Net income (loss) before income taxes...  $(2,760)    $(10,336)     $ 6,926     $(107,155)     $(78,821)     $(32,381)     $(21,307)

Total fixed charges.....................      935        1,077        3,992         3,923         3,817         3,769         4,057
                                          -------     --------      -------     ---------      --------      --------       -------
Total income (loss) before income taxes
  and fixed charges.....................  $(1,825)    $(9,259)      $10,918     $(103,232)     $(75,004)     $(28,612)     $(17,250)
                                          =======     =======       =======     =========      ========      ========       =======
Fixed Charges...........................

Interest expense........................  $    --     $   156       $    90     $      62      $     --      $     --      $    338

Assumed interest attributable to rentals      935         921         3,902         3,861         3,817         3,769         3,719
                                          -------     -------       -------     ---------      --------      --------       -------
Total fixed charges.....................  $   935     $ 1,077       $ 3,992     $   3,923      $  3,817      $  3,769      $  4,057
                                          =======     =======       =======     =========      ========      ========       =======


Ratio of earnings to fixed charges(1)...      N/A         N/A          1.73           N/A           N/A           N/A           N/A

Deficiency of earnings
  available to cover fixed charges(2)...  $(2,760)    $(10,336)     $   N/A     $(107,155)     $(78,821)     $(32,381)     $(21,307)

(1) Ratio of earnings to fixed charges means the ratio of net income (before fixed charges and income taxes) to fixed charges, where fixed charges are the aggregate of interest expense, the portion of interest expense under operating leases deemed by us to be representative of the interest factor and amortization of debt issuance costs.

(2) Due to net losses incurred in the three months ended March 31, 2004 and 2003 and the years ended December 31, 2000, 2001, 2002 and 2003, the ratio of earnings to fixed charges in those periods was less than 1:1. We would have had to generate additional earnings in the amounts indicated in the table to have achieved a ratio of 1:1.